May 11, 2023

VIA EDGAR TRANSMISSION

Scott Lee, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655 (“Registrant”)

Dear Mr. Lee:

On February 22, 2023, the Registrant, on behalf of its proposed series, the Rondure New World Fund and the Rondure Overseas Fund (each a “New Fund,” and together, the “New Funds”), filed a registration statement under the Securities Act of 1933 on Form N-1A. It is anticipated that the New Funds will commence operations upon their registration being declared effective and, subsequently, the reorganization of an identically named series of Financial Investors Trust (each an “Existing Fund,” and together, the “Existing Funds”) into the corresponding New Fund. On April 7, 2023, you provided comments to the registration statement verbally to me. Below, please find those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

Prospectus

Principal Investment Strategies

Comment 1: Notwithstanding different management fees charged by the New Funds, investors may be confused by the similarity of their principal investment strategies. Is it possible to clarify the disclosure so that investors are better able to choose the New Fund(s) that suit them best?

Response: The Registrant has amended the principal investment strategy disclosures of the New Funds as reflected in the attached redline of the New Funds’ Prospectus.

Comment 2: Please clarify how the Rondure New World Fund will invest the other 60% of its assets. Please consider presenting the strategies of each Fund before the explanation of the Fund’s 40% test.

Response: The Registrant notes that Rondure New World Fund discloses that it invests at least 40% of its assets in equity securities, and does not state that it invests up to 40% of its assets in

Philip.Sineneng@ThompsonHine.com      Direct: 614.469.3217

Scott Lee, Esq.
May 11, 2023

equity securities. For example, as of the Predecessor Fund’s most recent shareholder report, the Predecessor Fund had 95% of its assets invested in common stocks of companies outside the United States. As noted in the Fund’s disclosures, when not invested in equities, the Fund may invest in IPOs and investment grade debt. The Registrant refers to its response to Comment 1.

Comment 3: If true, please clarify that although there is no minimum or maximum with respect to the cap ranges the Rondure New World Fund may invest in, the Fund focuses on mid cap companies and consider including a definition of mid-cap companies.

Response: The Registrant has confirmed that the Fund focuses on mid-cap and large-cap companies, which the Adviser defines to be companies with market capitalizations above $1.5 billion. The Registrant refers to its response to Comment 1.

Comment 4: In the second paragraph under the heading “Principal Investment Strategies” of each Fund, each Fund discloses parenthetically that it may invest in ETFs linked to the underlying securities. Please confirm that this is a principal investment strategy and add corresponding ETF Risk Disclosure. Please confirm whether the investment in ETFs has any impact on the fee table.

Response: The Registrant confirms that the investing in ETFs is not a principal investment strategy and that neither Fund holds any ETFs. The Registrant has removed the parenthetical disclosures from its Item 4 disclosures and refers to its response to Comment 1.

Comment 5: The principal investment strategies section of the New Funds mentions that the Adviser seeks to understand each company’s approach to “environmental, social and governance issues.” The Funds should describe the general criteria used to evaluate ESG and whether such criteria are used to evaluate every investment decision . If true, the Funds should clarify that ESG factors are only one of several factors used by the adviser to evaluate an investment opportunity.

Response: The Registrant refers to its response to Comment 1.

Principal Investment Risks

Comment 6: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, former Director of the Division of Investment Management, please re-order the Funds’ Item 9 principal risk disclosures so that the most significant risks appear first followed by the remaining risks in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Scott Lee, Esq.
May 11, 2023

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 7: Please confirm that “Consumer Sector Risk,” “Futures and Forwards Contract Risk” and “Regional Asian Concentration Risk” are principal investment risks. If so, please include corresponding investment strategy disclosure.

Response: The Registrant has deleted “Futures and Forward Contract Risk” from its principal investment risk disclosures. The Registrant refers to its response to Comment 1.

Comment 8: Please consider whether “Sector Concentration Risk” and “Sector Weightings Risk” are principal investment risks. If so, please identify the sectors and include corresponding investment strategy and risk disclosures.

Response: The Registrant confirms that “Sector Concentration Risk” and “Sector Weightings Risk” are principal investment risks of the Funds. The Registrant further refers to its response to Comment 1.

Comment 9: Please consider whether the Funds’ investment strategy disclosures can better reflect “Growth Risk.”

Response: The Registrant refers to its response to Comment 1.

Comment 10: If appropriate, please consider the impact of rising interest rates in the Funds’ disclosure of “Interest Rate Risk.”

Response: The Registrant has amended its disclosure of “Interest Rate Risk” to state the following:

Interest Rate Risk. The fixed-income securities in which the Fund may invest may be of any quality or duration. Duration is a weighted measure of the length of time a bond will pay out and takes into account interest payments that occur throughout the course of holding the bond. In general, the longer the bond’s duration, the more its price will drop as interest rates go up. As interest rates increase, the ~~The~~ value of the Fund’s investments in fixed-income securities may ~~will generally~~ decrease ~~when interest rates rise~~, which means the Fund’s NAV may ~~will~~ likewise decrease.

Scott Lee, Esq.
May 11, 2023

Performance

Comment 11: We note that the New Funds are described as Predecessor Funds based on a reorganization as of [ ], 2023. Please let us know if you plan to file a Form N-14 and, if not, explain to the staff why it is not required. Also, confirm to the staff that the New Funds will not sell using the prospectuses until after the mergers are completed.

Response: The Registrant confirms that the New Funds will not be offered until after the reorganizations are concluded.

Rule 145 under the Securities Act of 1933, as amended, generally requires the use of Form N-14 to register securities issued in connection with certain reclassifications, mergers, consolidations and transfers of assets. However, the preliminary note to Rule 145 explains that these transactions are subject to the registration requirements of the Securities Act only when a plan or agreement is submitted to shareholders under which they must “elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.” Rule 145(a)(2), as interpreted by the Staff, provides an exception to the registration requirements of Rule 145 for certain mergers involving investment companies.

Many investment company reorganizations are structural in nature and do not fundamentally require investors to make a “new investment decision” (the “no-sale theory”). Such reorganizations can, and have been, implemented through the use of a Schedule 14A proxy statement and not through the registration of new securities via Form N-14 in reliance on Rule 145(a)(2). The Staff has recognized the applicability of the no-sale theory to certain investment company combinations and has issued a series of no-action letters providing its view of the applicability of Rule 145(a)(2) in various circumstances. For example, the Staff has granted no-action relief in circumstances not involving a change in domicile where the investment adviser to the Fund is unchanged and the Fund’s principal investment objectives and policies do not materially change (See, Rydex Advisor Variable Annuity Account (pub. avail. Sept. 28, 1998); Scudder Common Stock Fund, Inc. (pub. avail. Oct. 10, 1984); Putnam Convertible Fund, Inc. (pub. avail. April 28, 1982)). The Staff has also granted no-action relief in similar circumstances which also involved a change in the board and in non-advisory service providers (see, PEMCO (pub. avail. May 31, 1988); Advance Investors Corporation (pub. avail. Sept. 29, 1976)).

In the Registrant’s view, shareholders of each Existing Fund are not being asked to make a new investment decision in connection with their consideration of whether to approve the Reorganizations. As described more fully in the Proxy Statement, the investment objective, principal investment strategies and risks of each Existing Fund and its respective New Fund are identical.

Scott Lee, Esq.
May 11, 2023

Additionally, the investment adviser and portfolio managers currently providing investment advice to each Existing Fund will be responsible for providing investment advice to each New Fund after its Reorganization is consummated. Further, each Reorganization does not involve the combination of existing funds with existing assets, shareholders and operating histories. Rather, prior to each Reorganization, each New Fund will have had no assets or operating history and simply will serve as a shell into which its respective Existing Fund will be reorganized, and all of its assets transferred. Upon consummation of each Reorganization, its New Fund will assume the accounting and performance history of its respective Existing Fund. At the effective time of each Reorganization, the number of shares to be issued by the series of its New Fund in connection with that Reorganization will be the same as the number of shares owned by its respective Existing Fund’s shareholders and the net asset value of each New Fund’s shares will be the same as the net asset value of its respective Existing Fund’s shares. Thus, shares of each New Fund will represent a continuation of the same investment and economic interests that are presently represented by shares of its respective Existing Fund.

A condition precedent to each Reorganization will be receipt by the Financial Investors Trust (of which each Existing Fund is a series) and the Registrant (of which each New Fund is a series) of an opinion of counsel to the effect that such Reorganization will not result in the recognition of any gain or loss for federal income tax purposes to its respective Existing Fund, its respective New Fund, or the shareholders of such Existing Fund.

In the Registrant’s view, each Reorganization does not involve a new investment decision and can be implemented, consistent with Rule 145(a)(2), through the use of Schedule 14A. The Registrant believes that this is consistent with the announced positions of the Staff. Registrant further notes that all material information necessary to make an informed judgment about the Reorganizations will be contained in the definitive proxy statement to be furnished to each Existing Fund’s shareholders in soliciting their approval. Such information will include, among other things, a description of its respective New Fund, a discussion of the effect of that Reorganization on the investment strategy and fee structure of the Funds and a description of the investment adviser and its role as investment adviser with each New Fund post-Reorganization.

Comment 12: Please confirm supplementally that the expense limitation agreement will be in effect for at least one year after the Funds’ commencement of operations.

Response: The Registrant so confirms.

Comment 13: Please boldface all risk headings for the Rondure Overseas Fund.

Response: The Registrant has amended its disclosures accordingly.

Additional Information about the Funds

Scott Lee, Esq.
May 11, 2023

Comment 14: Please clarify that the Rondure New World Fund’s holdings in gold bullion or gold-related securities are not expected to exceed 5% of the Fund’s net assets and that the combination of such gold and gold-related holdings will not exceed 10% of the Fund’s net assets. If such holdings could exceed 10%, the disclosure should be moved to the summary prospectus.

Response: The Registrant has confirmed that investing in gold bullion or gold-related securities is not a principal investment strategy of the Rondure New World Fund and has deleted such disclosures.

Comment 15: Please confirm that, as stated in the last paragraph under the heading “Disclosure of Portfolio Holdings,” expense limitation agreement applies to both Funds. If so, consider whether additional disclosure is needed in the Rondure New World Fund’s summary prospectus.

Response: The Registrant confirms that its Item 9 disclosures regarding the expense limitation agreement is accurate and that such agreement applies to the Rondure New World Fund as well as the Rondure Overseas Fund. The Registrant notes that disclosure was not necessary in the Item 4 disclosure of the Rondure New World Fund because it is estimated that both share classes of the Rondure New World Fund will be operating below the expense caps.

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser